Exhibit 99.1

Tencent Music Entertainment Group Announces Second Quarter 2025 Unaudited Financial Results

SHENZHEN, China, August 12, 2025 /PRNewswire/ -- Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Total revenues were RMB8.44 billion (US$1.18 billion), representing a 17.9% year-over-year increase, primarily due to strong year-over-year growth in revenues from online music services, and partially offset by a decline in revenues from social entertainment services and others.

•	Revenues from online music services were RMB6.85 billion (US$957 million), representing 26.4% year-over-year growth. Revenues from music subscriptions were RMB4.38 billion (US$611 million), representing 17.1% year-over-year growth. Monthly ARPPU grew to RMB11.7 from RMB10.7 in the same period of 2024.

•	Net profit attributable to equity holders of the Company was RMB2.41 billion (US$336 million), representing 43.2% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB2.57 billion (US$359 million), representing 37.4% year-over-year growth.

•	Diluted earnings per ADS was RMB1.55 (US$0.22), up from RMB1.07 in the same period of 2024. Non-IFRS diluted earnings per ADS was RMB1.66 (US$0.23), up from RMB1.19 in the same period of 2024.

•	Total cash, cash equivalents, term deposits and short-term investments as of June 30, 2025 were RMB34.92 billion (US$4.87 billion).

Mr. Cussion Pang, Executive Chairman of TME, commented, “We delivered high-quality growth in the second quarter, achieving solid year-over-year increases in both revenue and profitability. While our music subscription business remained a core growth driver, our expanding suite of music-related services—including advertising, concerts, and artist merchandise—showed impressive momentum. As we continue to scale our platform, we are focused on building a vibrant, one-stop music service destination that empowers content creators and reshapes connections with music lovers in meaningful ways.”

Mr. Ross Liang, CEO of TME, continued, “Our focus on product innovation to deliver immersive user experiences has driven solid growth in our online music business. This is reflected in the continued expansion of both our subscriber base and ARPPU, along with deeper user engagement. We are especially pleased to see our SVIP subscribers recently surpass 15 million, a new milestone reflecting the deep trust and loyalty of our users. We see great potential in the music entertainment space and remain committed to investing in new initiatives that create lasting value and impact to music creators and consumers.”

1 Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments, and related income tax effects.

Second Quarter 2025 Operational Highlights

•	Key Operating Metrics

	2Q25	2Q24	YoY %
MAUs – online music (million)	553	571	(3.2%)
Paying users – online music (million)	124.4	117.0	6.3%
Monthly ARPPU – online music (RMB)	11.7	10.7	9.3%

Building a richer content ecosystem to support long-term growth.

•	Expanded partnerships with record labels and artists, home and abroad. 1) Strengthened our K-pop offerings by establishing cooperation with The Black Label and H MUSIC for the first time. 2) Extended collaboration with renowned Chinese artist Wang Feng, featuring both classic music repertoire and latest releases.

•	Innovative approaches to content co-production boosted our content appeal and promoted cultural exchange. 1) Partnered with SM Entertainment, NCT CHENLE’s Chinese EP *Lucid* showcases cross-border collaborative efforts in content creation. Our omni-channel approach to promote the EP through a series of online and offline campaigns broadened our user reach and strengthened user engagement. 2) The theme song that we produced for popular movie THE LYCHEE ROAD, performed by Chen Chusheng, received widespread acclaim from both viewers and critics. 3) Formed a strategic partnership with Zhejiang Satellite TV to not only secure the music rights for popular variety shows, such as The Treasured Voice and Shining Summer, but also collaborate on content creation, artist promotion, and more.

TME’s enhanced brand and platform value, together with tailored approaches to support artists home and abroad, has gained increasing recognition.

•	Achieved resounding success in staging large-scale concerts for renowned artists. 1) Hosted our first international grand concert tour for leading Korean artist G-Dragon in Macau, where over 36,000 fans immersed in a captivating atmosphere, with on-site official merchandise rapidly selling out. Following a strong kickoff, the tour has been scheduled to expand into other regions this year. 2) Successfully organized a series of stadium concerts for Fiona Sit, TIA RAY and rapper GAI[2], and growing their audience base in China.

•	Our ability to curate live music concerts of all sizes has made us a partner of choice for staging emerging artists. In the first half of 2025, we facilitated over 300 offline performance opportunities for nearly 100 artists and groups from Tencent Musician Platform, featuring our proprietary IPs CITY LIVE and BUFF LIVE with great success. Our cross-platform promotions propelled several works to trending hits, including Xiang Sisi’s Why Not Wait for the Wind, which amassed over 20 million streams and topped multiple music charts.

•	Partnered with DearU to launch bubble on QQ Music, an interactive community that allows users to engage directly with hundreds of K-pop artists from labels, such as SM, JYP, and CUBE. We intend to also invite some popular Chinese artists to the community to foster deeper, more personal connections.

2 Names grouped by artists and bands, sorted in alphabetical order by family names.

Concerted and innovative efforts to enhance product appeal successfully led to improved user engagement, increased SVIP adoption, and new monetization opportunities.

•	Premium sound quality remains the most popular SVIP membership benefit. In the second quarter, Kugou Music pioneered VIPER HiFi sound quality and One-Click Audio Enhancement 2.0, delivering tailored music experiences for diverse use cases. We also upgraded voice extraction features with the industry’s first AI Chorus function, redefining the live concert sing-along experience for users.

•	On conversion, artist-centric privileges have become increasingly effective at boosting SVIP adoptions, including 1) digital albums, with standout releases like Hold Me Close by A-Lin and JJ Lin and Pleasure by Jolin Cai; 2) priority access to concert tickets, such as in-demand events by G-DRAGON and BLACKPINK; and 3) star card series in collaboration with artists such as JC-T, Silence Wang and aespa.

•	To enrich the ways that our members enjoy music, we have worked closely with leading car manufacturers and a wide range of models to deliver a premium in-car music experience. Highlights included a comprehensive partnership with Geely and integration with Xiaomi’s first SUV, YU7.

•	Newly launched ad-based membership, together with optimized advertising formats and incentives, boosted user engagement and advertising effectiveness, which in turn led to strong year-over-year advertising revenue growth.

Second Quarter 2025 Financial Review

Total revenues increased by RMB1.28 billion, or 17.9%, to RMB8.44 billion (US$1.18 billion) from RMB7.16 billion in the same period of 2024.

•	Revenues from online music services increased by 26.4% to RMB6.85 billion (US$957 million), compared with RMB5.42 billion in the same period of 2024. The increase was driven by solid growth in music subscription revenues, supplemented by growth in revenues from advertising services, artist-related merchandise and offline performances. Revenues from music subscriptions were RMB4.38 billion (US$611 million), representing 17.1% year-over-year growth, compared with RMB3.74 billion in the same period of 2024. The rapid growth was mainly driven by the improved monthly ARPPU, which increased to RMB11.7 in the second quarter of 2025 from RMB10.7 in the same period of 2024. This growth of monthly ARPPU was primarily due to expansion of the SVIP membership program, as we continue to enrich SVIP membership privileges for our users. The year-over-year increase in revenues from advertising was primarily due to our more diversified product portfolio and innovative ad formats, such as ad-supported mode. Additionally, revenues from artist-related merchandise and offline performances achieved robust growth.

•	Revenues from social entertainment services and others decreased by 8.5% to RMB1.59 billion (US$222 million) from RMB1.74 billion in the same period of 2024.

Cost of revenues increased by 13.1% year-over-year to RMB4.69 billion (US$655 million), mainly due to increased IP related costs, such as costs for artist-related merchandise, costs related to offline performances and advertising agency fees. Meanwhile, revenue sharing fees decreased as a result of the decline in revenues from social entertainment services.

Gross margin increased to 44.4% from 42.0% in the same period of 2024, primarily due to strong growth in revenues from music subscriptions and advertising services, and the decline in revenue sharing ratio of social entertainment services. Meanwhile, the growth in revenues from artist-related merchandise and offline performances had offsetting impact on gross margin increase.

Total operating expenses were RMB1.16 billion (US$161 million), which was relatively stable compared with the same period of 2024. Operating expenses as a percentage of total revenues decreased to 13.7% from 16.0% in the same period of 2024.

Total operating profit was RMB2.98 billion (US$416 million) in the second quarter of 2025, representing a 35.5% year-over-year increase.

Income tax expenses for the second quarter of 2025 were RMB515 million (US$72 million), compared with RMB432 million in the same period of 2024. We accrued withholding income tax of RMB118 million (US$16 million) in the second quarter of 2025.

For the second quarter of 2025, net profit was RMB2.47 billion (US$344 million) and net profit attributable to equity holders of the Company was RMB2.41 billion (US$336 million). Non-IFRS net profit was RMB2.64 billion (US$369 million) and non-IFRS net profit attributable to equity holders of the Company was RMB2.57 billion (US$359 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) for the second quarter of 2025 were RMB1.57 (US$0.22) and RMB1.55 (US$0.22), respectively; non-IFRS basic and diluted earnings per ADS were RMB1.68 (US$0.23) and RMB1.66 (US$0.23), respectively. For the second quarter of 2025, the Company had weighted averages of 1.53 billion basic and 1.55 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

As of June 30, 2025, the combined balance of the Company’s cash, cash equivalents, term deposits and short-term investments amounted to RMB34.92 billion (US$4.87 billion), compared with RMB37.67 billion as of March 31, 2025.

Environmental, Social, and Governance (“ESG”)

We continue to unlock the social value of music and its healing powers. This quarter, we launched the 'Hearing Guizhou' project, leveraging AI technology to promote better relaxation and sleep through natural instruments and immersive soundscapes.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 885034

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENTS

	Three Months Ended June 30			Six Months Ended June 30
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	5,424	6,854	957	10,431	12,658	1,767
Social entertainment services and others	1,736	1,588	222	3,497	3,140	438
	7,160	8,442	1,178	13,928	15,798	2,205
Cost of revenues	(4,150)	(4,693)	(655)	(8,147)	(8,807)	(1,229)
Gross profit	3,010	3,749	523	5,781	6,991	976

Selling and marketing expenses	(210)	(216)	(30)	(397)	(415)	(58)
General and administrative expenses	(938)	(940)	(131)	(1,887)	(1,884)	(263)
Total operating expenses	(1,148)	(1,156)	(161)	(2,284)	(2,299)	(321)
Interest income	304	254	35	582	551	77
Other gains, net	32	131	18	78	2,571	359
Operating profit	2,198	2,978	416	4,157	7,814	1,091

Share of net profit of investments accounted for using equity method	54	16	2	36	39	5
Finance cost	(26)	(12)	(2)	(56)	(37)	(5)
Profit before income tax	2,226	2,982	416	4,137	7,816	1,091

Income tax expense	(432)	(515)	(72)	(813)	(961)	(134)
Profit for the period	1,794	2,467	344	3,324	6,855	957

Attributable to:
Equity holders of the Company	1,682	2,409	336	3,104	6,700	935
Non-controlling interests	112	58	8	220	155	22

Earnings per share for Class A and Class B ordinary shares
Basic	0.54	0.79	0.11	1.01	2.19	0.31
Diluted	0.54	0.78	0.11	0.99	2.16	0.30

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.09	1.57	0.22	2.02	4.38	0.61
Diluted	1.07	1.55	0.22	1.99	4.32	0.60

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,087,608,798	3,059,783,073	3,059,783,073	3,072,305,455	3,057,167,291	3,057,167,291
Diluted	3,138,833,816	3,102,937,547	3,102,937,547	3,122,535,463	3,098,531,942	3,098,531,942

ADS used in earnings per ADS computation
Basic	1,543,804,399	1,529,891,537	1,529,891,537	1,536,152,728	1,528,583,645	1,528,583,645
Diluted	1,569,416,908	1,551,468,773	1,551,468,773	1,561,267,732	1,549,265,971	1,549,265,971

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended June 30			Six Months Ended June 30
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	1,794	2,467	344	3,324	6,855	957
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	103	89	12	221	194	27
Share-based compensation	164	147	21	357	308	43
(Gains)/ losses from investments**	(21)	(2)	-	16	(2,377)	(332)
Income tax effects***	(55)	(61)	(9)	(121)	(114)	(16)
Non-IFRS Net Profit	1,985	2,640	369	3,797	4,866	679

Attributable to:
Equity holders of the Company	1,873	2,574	359	3,577	4,698	656
Non-controlling interests	112	66	9	220	168	23

Earnings per share for Class A and Class B ordinary shares
Basic	0.61	0.84	0.12	1.16	1.54	0.21
Diluted	0.60	0.83	0.12	1.15	1.52	0.21

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.21	1.68	0.23	2.33	3.07	0.43
Diluted	1.19	1.66	0.23	2.29	3.03	0.42

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,087,608,798	3,059,783,073	3,059,783,073	3,072,305,455	3,057,167,291	3,057,167,291
Diluted	3,138,833,816	3,102,937,547	3,102,937,547	3,122,535,463	3,098,531,942	3,098,531,942

ADS used in earnings per ADS computation
Basic	1,543,804,399	1,529,891,537	1,529,891,537	1,536,152,728	1,528,583,645	1,528,583,645
Diluted	1,569,416,908	1,551,468,773	1,551,468,773	1,561,267,732	1,549,265,971	1,549,265,971

* Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.

** Including the net gains/losses on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provisions of investments and other expenses in relation to equity transactions of investments.

*** Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEETS

	As at December 31, 2024	As at June 30, 2025
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	803	963	134
Land use rights	2,364	2,327	325
Right-of-use assets	295	310	43
Intangible assets	2,049	3,047	425
Goodwill	19,647	20,465	2,857
Investments accounted for using equity method	4,669	1,859	260
Financial assets at fair value through other comprehensive income	14,498	34,254	4,782
Other investments	309	308	43
Prepayments, deposits and other assets	425	263	37
Deferred tax assets	422	431	60
Term deposits	10,419	12,769	1,782
	55,900	76,996	10,748

Current assets
Inventories	23	32	4
Accounts receivable	3,508	3,729	521
Prepayments, deposits and other assets	3,793	4,900	684
Other investments	46	50	7
Term deposits	13,999	11,147	1,556
Restricted Cash	11	20	3
Cash and cash equivalents	13,164	10,999	1,535
	34,544	30,877	4,310

Total assets	90,444	107,873	15,058

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	29,035	29,463	4,113
Shares held for share award schemes	(520)	(545)	(76)
Treasury shares	(550)	(939)	(131)
Other reserves	19,845	30,861	4,308
Retained earnings	20,051	25,036	3,495
	67,863	83,878	11,709
Non-controlling interests	1,863	2,497	349

Total equity	69,726	86,375	12,057

LIABILITIES
Non-current liabilities
Notes payables	3,572	3,559	497
Other payables and other liabilities	-	345	48
Deferred tax liabilities	198	616	86
Lease liabilities	219	232	32
Deferred revenue	179	250	35
	4,168	5,002	698

Current liabilities
Accounts payable	6,879	6,956	971
Other payables and other liabilities	3,381	3,010	420
Notes payables	2,154	2,147	300
Current tax liabilities	934	851	119
Lease liabilities	106	104	15
Deferred revenue	3,096	3,428	479
	16,550	16,496	2,303

Total liabilities	20,718	21,498	3,001

Total equity and liabilities	90,444	107,873	15,058

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30			Six Months Ended June 30
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	2,944	1,638	229	5,630	4,157	580
Net cash provided by/(used in) investing activities	693	(633)	(88)	(4,805)	(3,854)	(538)
Net cash used in financing activities	(1,611)	(2,056)	(287)	(2,133)	(2,512)	(351)
Net increase/(decrease) in cash and cash equivalents	2,026	(1,051)	(147)	(1,308)	(2,209)	(308)
Cash and cash equivalents at beginning of the period	10,218	12,022	1,678	13,567	13,164	1,838
Exchange differences on cash and cash equivalents	7	28	4	(8)	44	6
Cash and cash equivalents at end of the period	12,251	10,999	1,535	12,251	10,999	1,535